UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

|X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                   For the fiscal year ended December 31, 2005

                                       OR

|_|  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

          For the transition period from _____________ to _____________

                         Commission file number 0-19292

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  BLUEGREEN CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              BLUEGREEN CORPORATION
                      4960 Conference Way North, Suite 100
                            Boca Raton, Florida 33431

                  BLUEGREEN CORPORATION RETIREMENT SAVINGS PLAN
                       INDEX TO ANNUAL REPORT ON FORM 11-K

                                     PART I
                                                                           PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................1

                              FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS...............................2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS.....................3

NOTES TO FINANCIAL STATEMENTS.................................................4

                              SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)................9

SIGNATURES...................................................................10

EXHIBIT 23 - CONSENT OF ERNST & YOUNG LLP....................................11

             Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator
Bluegreen Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bluegreen Corporation Retirement Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                    /s/ Ernst & Young LLP
                                                    Certified Public Accountants
Fort Lauderdale, Florida
May 19, 2006

                  Bluegreen Corporation Retirement Savings Plan
                 Statements of Net Assets Available for Benefits

                                                           December 31,
                                                        2005             2004
                                                    -----------      -----------
Assets
Investments, at fair value                          $22,795,944      $17,889,612
Participant contribution receivable                      11,523               --
Employer contributions receivable                       619,814          505,923
                                                    -----------      -----------
Total assets                                         23,427,281       18,395,535

Liabilities
Excess contributions refundable                         365,571          218,796
                                                    -----------      -----------
Net assets available for benefits                   $23,061,710      $18,176,739
                                                    ===========      ===========

See accompanying notes.

                Bluegreen Corporation Retirement Savings Plan
           Statement of Changes in Net Assets Available for Benefits

                                                                   Year Ended
                                                               December 31, 2005
                                                               -----------------
Additions:
      Interest and dividend income                                 $    46,016
Contributions:
      Participant                                                    4,779,213
      Employer                                                         619,814
      Other(rollovers)                                                425,692
      Net appreciation in fair value of investments                  1,035,951
                                                                   -----------
Total additions:                                                     6,906,686

Deductions:
      Benefits paid to participants                                  1,960,580
      Administrative expenses                                           61,135
                                                                   -----------
Total deductions:                                                    2,021,715
                                                                   -----------

Net increase                                                         4,884,971

Net assets available for benefits at beginning of year              18,176,739
                                                                   -----------
Net assets available for benefits at end of year                   $23,061,710
                                                                   ===========

See accompanying notes.

                  Bluegreen Corporation Retirement Savings Plan
                          Notes to Financial Statements
                                December 31, 2005

1. Description of the Plan

General

      The following description of the Bluegreen Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions. Copies of these documents are available from Bluegreen Corporation (the "Company"). The Plan, which became effective March 31, 1992, is a defined contribution plan covering all employees, as defined by the Plan, of the Company who have completed one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      The Plan was amended in 2003 to comply with tax legislation introduced from 1996 through 2001.

Contributions and Vesting

      Participant contributions cannot exceed 18% of a participant's compensation or Internal Revenue Code (the "Code") limitations. Effective January 1, 2001, the Company amended the Plan to provide a fixed-rate matching contribution equal to 50% of the first 3% of a participant's contribution with an annual limit of $1,000. The Company can also make a discretionary non-elective contribution.

      Participants vest in Company contributions at a rate of 25% each year upon completion of two years of service, resulting in 100% vesting after five years of continuous service. Participant, employer and rollover contributions of $4,779,213, $619,814, and $425,692, respectively, are included in the Plan contributions in the accompanying Statement of Changes in Net Assets Available for Benefits.

Participant Accounts

      Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan investment results and forfeitures of non-vested amounts. Company discretionary non-elective contributions are allocated based on a participant's eligible compensation relative to total participant eligible compensation. The match is allocated based on a participant's contributions. Plan earnings are allocated based upon the individual account balance proportionate to the total fund balance. Forfeitures are allocated in a manner consistent with the allocation of the match or discretionary non-elective contribution, depending on what the forfeiture relates to. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account balance.

      As of December 31, 2005 and 2004, approximately $35,166 and $15,008, respectively, of the Plan's assets related to forfeitures had not yet been allocated.

Loans to Participants

      The Plan allows participants to borrow against their vested account balances. Each loan will bear a reasonable interest rate determined by the Company in accordance with the Plan provisions, as defined. The maximum amount available for loans is the lesser of $50,000 or 50% of the participant's vested account balance. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence, in which case the repayment period is for a maximum of 15 years. Loans and interest are repaid through payroll deductions. As of December 31, 2005 and 2004 the Plan had loans to participants of $1,060,169 and $751,211, respectively, with interest rates ranging from 5.0% to 10.5%.

Benefits

      Upon attainment of retirement age, disability, death or termination of employment, a distribution of the vested account balance is made to the participant or named beneficiary in a lump sum.

      Hardship withdrawals, as defined in the Code, are permitted only from employee elective deferrals.

Excess Contributions Refundable

      In the event that participant contributions exceed contribution limitation of the Plan, corrective distributions may be required according to the terms of the Plan.

Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Presentation

      The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Valuation of Investments

      Investments in mutual funds are stated at fair value based on quoted market prices in an active market, which represents the net asset values of shares held by the Plan at year-end. The

SunTrust Stable Asset Fund is a collective trust and is estimated at fair value as determined by the Trustee. The Company's stock is valued at its quoted market price on the last trading day of the year. The participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses

      Administrative expenses, comprised primarily of trustee and accounting fees, are paid directly by the Plan. The Plan pays expenses related to the management of the Plan's investments.

Use of Estimates

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

      SunTrust Bank (the "Trustee") holds the Plan's investment assets and executes the transactions therein.

      The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2005 and 2004 as follows:

                                                       2005          2004
                                                    ----------    ----------

    SunTrust Stable Asset Fund                      $6,056,604    $4,168,753
    American Century Income & Growth Advisor         1,589,341     1,376,779
    Franklin Small-Mid Cap Growth Fund               1,530,417     1,102,779
    Putnam International Growth Fund                 1,596,292     1,121,081
    Vanguard 500 Index Fund                          2,221,236     1,833,435
    Bluegreen Corporation Common Stock               1,798,388     2,564,450
    T. Rowe Price Mid-Cap Growth Fund - R            2,453,861     1,582,837
    Federated Capital Appreciation Fund - A                  *       987,100

* Investment is less than 5% of the Plan's net assets as of December 31, 2005.

During 2005, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value by a net amount of $1,035,951, as follows:

                                                             Net Appreciation
                                                              (Depreciation)
                                                               in Fair Value      Fair Value at
                                                             During the Year    December 31, 2005
                                                             ---------------    -----------------
    Fair value determined by quoted market price:
         Mutual funds                                          $ 1,186,881         $13,844,973
         Common stock                                             (338,283)          1,798,388
    Fair value determined by Trustee:
         Collective trusts                                         187,353           6,056,604
                                                               -----------         -----------
    Fair value of Plan investments (excluding
       participant loans and cash and cash equivalents)        $ 1,035,951         $21,699,965
                                                               ===========         ===========

4. Income Tax Status

      The Plan has received a determination letter from the Internal Revenue Service dated January 8, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

5. Parties in Interest

      The Plan invests in the Company stock of Bluegreen Corporation, the Plan Sponsor. The Plan held 113,822 shares and 129,090 shares in the stock as of December 31, 2005 and 2004, respectively.

                              SUPPLEMENTAL SCHEDULE

                  Bluegreen Corporation Retirement Savings Plan
                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                            EIN #03-0300793 Plan #001
                               December 31, 2005

       Identity of Issuer           Description of Investment, Including
       Borrower, Lessor,              Maturity Date, Rate of Interest,                      Current
        or Similar Party             Collateral, Par, or Maturity Value          (a)         Value
--------------------------    ----------------------------------------------     ----    ------------
SunTrust (b)                  Stable Asset Fund                                          $ 6,056,604
STI Classic (b):              Life Investment Grade Bond                                     779,107
                              Life Vision Moderate Growth                                    284,732
                              Life Vision Growth & Income                                    513,904
                              Life Vision Aggressive Growth                                  676,237
                              Small Cap Value Equity Fund                                    863,327
American Century              Income & Growth Advisor                                      1,589,341
Franklin                      Small-Mid Cap Growth Fund                                    1,530,417
Putnam                        International Growth Fund                                    1,596,292
Vanguard                      500 Index Fund                                               2,221,236
Bluegreen Corporation (b)     Common Stock                                                 1,798,388
MFS                           Massachusetts Investors Growth Fund                            236,794
T. Rowe Price                 Mid-Cap Growth Fund - R                                      2,453,861
Federated                     Capital Appreciation Fund - A                                1,099,725
Participant loans             Interest rates ranging from 5.0% to 10.5%,
                                   remaining maturity dates ranging from
                                   one to fifteen years                                    1,060,169
Cash and cash equivalents                                                                     35,810
                                                                                         -----------
                                                                                         $22,795,944
                                                                                         ===========

(a) - Indicates the column which provides cost information, which has not been included because all investments are participant-directed.

(b) - Indicates a party-in-interest.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Bluegreen Corporation Retirement Savings Plan
                              ---------------------------------------------
                                              (Name of Plan)


Date: June 16, 2006                 By:  /S/ ANTHONY M. PULEO
                                         --------------------
                                         Anthony M. Puleo,
                                         Senior Vice President, Chief Financial
                                         Officer and Treasurer